SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated September 13, 2021.

City of Buenos Aires, September 13, 2021

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref.: Relevant Fact. Purchase of Notes issued by the Company Report

Dear Sirs,

We hereby refer to the YPF S.A. (the “Company”)’s Form-6-K filed on April 23 and May 17, 2021.

In this regard, it is hereby informed that the Company has purchased Class XI Notes (YMCBO) between September 1 and September 10, 2021, for a total amount of Ps. 677,691,518.80 (Argentine Pesos six hundred seventy-seven million six hundred ninety-one thousand five hundred eighteen and eighty cents) equivalent to a par value of US$7,037,920, which will be held in its portfolio.

The Class XI Notes, maturing in November 2021, were issued by the Company under the Company’s Frequent Issuer regime. The purchase has been made at an average price equivalent to 98.36% of their nominal value.

As of this date, the Company owns 37.09% of the Class XI Notes.

Yours faithfully,

Santiago Wesenack Market Relations Officer YPF S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: September 13, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer